



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **February 20, 2002**

Commission File Number	Exact name of registrants as specified in their charters, address of principal executive offices and registrants' telephone number	IRS Employer Identification Number
1-8841	**FPL GROUP, INC.**	59-2449419
1-3545	**FLORIDA POWER & LIGHT COMPANY**	59-0247775
	700 Universe Boulevard Juno Beach, Florida 33408 (561) 694-4000	

State or other jurisdiction of incorporation or organization: Florida

Item 5. Other Events

Exhibit No.	Description	FPL Group	FPL
23	Independent Auditors' Consent	x	x
99	Independent Auditors' Report and the Consolidated Balance Sheets of FPL Group, Inc. and Florida Power & Light Company as of December 31, 2001 and 2000, and the related Consolidated Statements of Income, Shareholders' Equity and Cash Flows for the Three Years Ended December 31, 2001, 2000 and 1999	x	x

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned thereunto duly authorized.

FPL GROUP, INC.
FLORIDA POWER & LIGHT COMPANY
(Registrants)

Date: February 20, 2002

K. MICHAEL DAVIS
K. Michael Davis
Controller and Chief Accounting Officer of FPL Group, Inc.
Vice President, Accounting, Controller and
Chief Accounting Officer of Florida Power & Light Company
(Principal Accounting Officer of the Registrants)